SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
222 BAY STREET SUITE 1750, P.O. BOX 258 TORONTO, ONTARIO M5K IJ5 ______ TEL: (416) 777-4700 FAX: (416) 777-4747 www.skadden.com October 24, 2017

FIRM/AFFILIATE

OFFICES

___

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

NEW YORK

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

___

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SEOUL

SHANGHAI

SINGAPORE

TOKYO

BY HAND AND EDGAR

Mr. Paul Fischer

Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop 3720

Re:	Sierra Wireless, Inc.

Draft Registration Statement on Form F-4

Submitted September 18, 2017

CIK No. 1111863

Dear Mr. Fischer:

On behalf of Sierra Wireless, Inc. (the “Company”), enclosed is a copy of an amendment (the “Amendment”) to the above-referenced Registration Statement on Form F-4 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the initial submission of the Registration Statement with the Commission on September 18, 2017.

The changes reflected in the Amendment include those made in response to the oral comments of the staff of the Commission (the “Staff”) provided by telephone to the Company’s legal counsel on September 26, 2017 (the “Staff Comments”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Licensed as foreign legal consultants

jurisdiction of primary qualification: New York

Paul Fischer

Securities and Exchange Commission

October 24, 2017

Set forth below are the Company’s responses to the Staff’s comments. To facilitate the Staff’s review, we have reproduced the Staff Comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Amendment. All references to page numbers and captions (other than those in the Staff Comments) correspond to the page numbers and captions in the Amendment.

1.	The Staff noted that the Company has an open comment letter, dated September 5, 2017 (the “First Comment Letter”), relating to the Company’s Form 40-F for the fiscal year ended December 31, 2016 (the “Form 40-F”). Furthermore, the Staff noted that any outstanding comment letter relating to the Form 40-F must be resolved before the Registration Statement can be declared effective.

Response:

The Company acknowledges the Staff’s comment and submitted a response to the First Comment Letter on September 22, 2017. The Staff issued another comment letter relating to the Form 40-F on September 29, 2017 (the “Second Comment Letter” and together with the First Comment Letter, the “Comment Letters”) requesting additional information. The Company responded to the Second Comment Letter on October 13, 2017. On October 23, 2017, the Company received confirmation that the Staff had completed its review of the Form 40-F. Accordingly, the Company submits to the Staff that it is not aware of any outstanding comment letter relating to the Form 40-F or any other Company disclosure.

2.	The Staff requested that the Company revise the disclosure in the “Documents Incorporated by Reference” section of the Registration Statement to clarify that the documents incorporated by virtue of Form 6-K are deemed filed and not furnished for the purposes of the Registration Statement.

Response:

The Company acknowledges the Staff’s comment and has revised its disclosure on page 132 of the Amendment.

3.	The Staff observed that the consummation of the merger between the Company and Numerex Corp. is conditioned on the receipt of certain tax opinions. The Staff requested that the Company file such tax opinions as exhibits to the Registration Statement.

Paul Fischer

Securities and Exchange Commission

October 24, 2017

Response:

The Company acknowledges the Staff’s comment and has filed (i) the opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding tax matters as Exhibit 8.1 to the Registration Statement and (ii) the opinion of Arnold & Porter Kaye Scholer LLP regarding tax matters as Exhibit 8.2 to the Registration Statement.

*    *     *    *

Please telephone the undersigned at (416) 777-4700 if you have any questions or require any additional information.

Very truly yours,

/s/ Riccardo Leofanti

Riccardo Leofanti

cc:	David G. McLennan, Chief Financial Officer, Sierra Wireless, Inc.

Richard J. Grossman, Skadden, Arps, slate, Meagher & Flom LLP

Richard E. Baltz, Arnold & Porter Kaye Scholer LLP